LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

July 31, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Michael Clampitt, Senior Counsel

Re:	FFBW, Inc.

Registration Statement on Form S-1 (File No. 333-218736)

Dear Mr. Clampitt:

On behalf of FFBW, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated July 11, 2017, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company’s proposed marketing materials are filed as Exhibit 99.4 to the Form S-1. Additionally, we will provide the staff with any additional materials utilized pursuant to Section 5(d) of the Securities Act. It is not anticipated that any such materials will be utilized.

LUSE GORMAN, PC

Mr. Michael Clampitt

Securities and Exchange Commission

July 31, 2017

Summary

How We Determined The Offering Range…..page 7

2.	Please revise to include disclosure on the valuation adjustments, including the specific reasons for the downward adjustments (e.g., profitability, growth and viability of earnings, financial condition, etc.). Alternatively, please include a cross-reference to your disclosure on page 144 regarding such adjustments.

The disclosure on page 8 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Federal Bank of Wisconsin

Critical Accounting Policies – Allowance for Loan Losses, page 62

3.	We note your disclosure on pages 66 and 68 that the increase in the provision for loan loss during the three months ended March 31, 2017 and the year ended December 31, 2016 when compared to corresponding periods in prior year was a result of your new executive management’s review and analysis during 2016. You also disclose that this analysis resulted in enhanced loan policies and procedures and factors and refer a reader to “Critical Accounting Policies – Allowance for Loan Losses”. Please revise to describe the enhancements in these policies and procedures, including management’s considerations in doing so and the quantitative effect of this change on the provision for loan losses.

The disclosure on pages 72 and 74 has been revised in response to the comment.

Executive Officer Compensation

Summary Compensation Table, page 121

4.	Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

The disclosure on page 128 has been revised in response to the staff’s comment.

LUSE GORMAN, PC

Mr. Michael Clampitt

Securities and Exchange Commission

July 31, 2017

*         *         *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Edward H. Schaefer, President and Chief Executive Officer

Kip Weissman, Esq.